UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009

Commission File Number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, PRC 200041
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-House (China) Holdings Limited
By:	/s/ Li-Lan Cheng
	Name:	Li-Lan Cheng
	Title:	Chief Financial Officer

Date: March 13, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding E-House’s fourth quarter and full year 2008 financial results

Exhibit 99.1
E-House Announces Fourth Quarter and Full Year 2008 Results
SHANGHAI, China, March 12, 2009 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its selected unaudited financial results for the fourth quarter and full year ended December 31, 2008.
Financial Highlights
•
Full-year 2008 total gross floor area (“GFA”) of new properties sold increased to 4.1 million square meters from 4.0 million square meters for 2007. Total value of new properties sold was $4.5 billion, an increase of 14% from $3.9 billion for 2007.

•
Fourth quarter total revenues were $39.0 million, compared to $50.4 million for the fourth quarter of 2007. Full-year 2008 total revenues were $154.5 million, an increase of 28% from $121.0 million for 2007.

•
Fourth quarter revenues from real estate consulting and information services were $13.2 million, an increase of 207% from $4.3 million for the fourth quarter of 2007. Full-year 2008 revenues from real estate consulting and information services were $49.8 million, an increase of 480% from $8.6 million for 2007.

•	Fourth quarter net income was $6.0 million, compared to $22.4 million for the fourth quarter of 2007. Full-year 2008 net income was $37.3 million, compared to $41.7 million for 2007.

•	Diluted earnings per ADS were $0.07 for the fourth quarter of 2008 and $0.45 for full-year 2008, compared to $0.29 and $0.56, respectively, for the same periods in 2007.
“E-House delivered solid results in 2008 despite operating under challenging market conditions,” said Mr. Xin Zhou, E-House’s chairman and chief executive officer. “In 2008, the real estate industry in China suffered its most severe downturn in recent history, with transaction volume in most major cities down more than 40% from 2007. Despite such headwinds, we were able to achieve increases in total GFA and transaction value of new properties sold as well as a substantial increase in total revenues. This was a result of our market share gains and stronger project pipeline achieved through enhanced brand recognition, stronger market leadership and strategic relationships built with major developers. We also achieved strong growth in our real estate consulting and information services revenue as a result of our continued investment in and successful promotion of our proprietary CRIC database system, as well as offering a variety of products and services to developers to suit their needs for better information and intelligence. Overall, our asset-light, low-risk business model proved particularly advantageous in last year’s tough environment.”
Mr. Zhou added, “Looking forward to 2009, we are confident in the prospects of China’s real estate industry as well as our own performance. Along with its macroeconomic stimulus package, the Chinese government issued a series of policy measures in late 2008 to stabilize the real estate industry and encourage real estate purchases. Moreover, developers have been more proactive in recent months in promoting higher sales volume by offering price discounts. The market has responded positively to these government measures and developer initiatives, with sales volume showing a noticeable increase in most major cities for both primary and secondary property transactions. Overall, the increase in sales volume since late 2008 for both the industry as a whole and projects for which we act as the sales agent has substantially exceeded our prior expectations. We are hopeful that the recent pickup in real estate transaction volume will continue as the government strives to stabilize China’s economy and the real estate industry continues to focus on volume as the cornerstone of stability. E-House will be a major beneficiary of increased transaction volume as it will help release the substantial project pipeline we built up in 2008.”

Mr. Li-Lan Cheng, E-House’s chief financial officer added, “We are pleased with the strong results we generated in 2008. We not only achieved strong revenue growth and solid profits, but also recorded healthy operating cash flows. Our results demonstrate that our pursuit of strategic relationships with major developers is a sound strategy that helped us achieve revenue growth in 2008 and build up our project pipeline for the future. Our strategic focus for 2009 is to execute our projects more effectively and efficiently. We recently undertook an across-the-board cost cutting initiative, which should help us lower our overall costs and improve our cost structure to increase the portion of total costs and expenses that are tied to our financial performance. With a strong project pipeline, efficient cost structure and a healthy balance sheet, we are well positioned to deliver a solid performance in 2009.”
Financial Results for Fourth Quarter and Full Year 2008
Revenues
Fourth quarter total revenues were $39.0 million, a decrease of 23% from $50.4 million for the fourth quarter of 2007. Full-year total revenues were $154.5 million, an increase of 28% from $121.0 million for 2007.
Primary Real Estate Agency Services
Fourth quarter revenues from primary real estate agency services were $20.2 million, a decrease of 51% from $41.5 million for the fourth quarter of 2007. Full-year revenues from primary real estate agency services were $90.5 million, a decrease of 10% from $100.5 million for 2007. The decrease in revenue from primary real estate agency services was mainly due to a lower average commission rate of 2.0% in 2008, compared to 2.6% in 2007. This was partially offset by increases in both the GFA and total transaction value of new properties sold. (See “Selected Operating Data” below for details.)
Secondary Real Estate Brokerage Services
Fourth quarter revenues from secondary real estate brokerage services were $4.2 million, a decrease of 7% from $4.5 million for the fourth quarter of 2007. Full-year 2008 revenues from secondary real estate brokerage services were $12.1 million, an increase of 1% from $11.9 million for 2007. The quarter-over-quarter decrease was mainly due to reduced secondary real estate transaction volume as a result of slower growth in China’s economy and deterioration of the demand for real estate purchases. As of December 31, 2008, E-House had a total of 115 secondary real estate brokerage stores in five cities in China, compared to 136 stores as of September 30, 2008 and 160 stores as of December 31, 2007, as a result of the Company’s decision to reduce the number of stores in response to deteriorating market conditions and in an effort to decrease operating expenses.
Real Estate Consulting and Information Services
Fourth quarter revenues from real estate consulting and information services were $13.2 million, an increase of 207% from $4.3 million for the fourth quarter of 2007. Full-year 2008 revenues from real estate consulting and information services were $49.8 million, an increase of 480% from $8.6 million for 2007. The increase was primarily due to substantial consulting revenues derived from strategic arrangements the Company entered into with major developers covering multiple cities and projects and an increase in the number and size of consulting projects completed for other developers. The increase also resulted from the completion of a number of consulting projects associated with land transfer in 2008.

Cost of Revenues
Fourth quarter cost of revenues was $10.4 million, an increase of 27% from $8.2 million for the fourth quarter of 2007. Full-year 2008 cost of revenues was $31.9 million, an increase of 35% from $23.5 million for 2007. The increase was mainly due to higher salaries paid to the Company’s sales staff and higher operating costs incurred at sales offices as a result of increases in both the number of salespeople on the Company’s payroll and the number of primary real estate projects for which the Company acted as the sales agent. This was partially offset by lower commission paid to the Company’s salespeople and lower project-related advertising and promotion expenses that the Company was contractually obligated to pay for several primary real estate projects. The increase in cost of revenues was also attributable to higher costs associated with developing, maintaining and updating the CRIC database system as a result of the expansion of the Company’s real estate consulting and information services.
Selling, General and Administrative Expenses
Fourth quarter selling, general and administrative expenses were $22.0 million, an increase of 35% from $16.4 million for the fourth quarter of 2007. Full-year selling, general and administrative expenses were $77.0 million, an increase of 69% from $45.5 million for 2007. The increase was primarily due to an increase in staff salaries, consulting expenses, rental and travel expenses as a result of hiring additional managerial employees and the expansion of consulting and information services. This was partially offset by a decrease in management bonuses, which were tied to the Company’s financial performance. The increase was also due to higher share-based compensation expenses as a result of share options granted in 2008.
Income from Operations
Fourth quarter income from operations was $6.5 million, a decrease of 75% from $25.8 million for the fourth quarter of 2007. Full-year income from operations was $45.6 million, a decrease of 12% from $52.0 million for 2007.
Net Income
Fourth quarter net income was $6.0 million, a decrease of 73% from $22.4 million for the fourth quarter of 2007. Full-year net income was $37.3 million, a decrease of 10% from $41.7 million for 2007.
Cash Flow
As of December 31, 2008, the Company had a cash balance of $225.7 million. Fourth quarter 2008 net cash inflow from operating activities was $77.0 million. Full-year 2008 net cash inflow from operating activities was $78.6 million, mainly due to net income of $37.3 million, a decrease in customer deposits and an increase in deposits payable, partially offset by an increase in accounts receivable.
Business Outlook
The Company estimates that its revenues for the first quarter of 2009 will be in the range of $31 million to $34 million, a decrease of 7% to an increase of 2% over the same quarter in 2008. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
E-House’s management will host an earnings conference call at 8:00 a.m. on March 12, 2009 U.S. Eastern Daylight Time (8:00 p.m. on March 12, 2009 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1-617-786-2905
Hong Kong:	+852-3002-1672
Mainland China:	10-800-130-0399
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”
A replay of the conference call may be accessed by phone at the following number until March 19, 2009:

International:	+1-617-801-6888
Passcode:	91155474
Additionally, a live and archived webcast along with the transcript of the conference call will be available at http://ir.ehousechina.com.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is China’s largest real estate agency and consulting services company with a presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit www.ehousechina.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports with the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect E-House’s business, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image due to E-House’s failure to satisfy customer needs and/or other reasons, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China or its business plans for strategic alliances and other new business initiatives, E-House’s failure to manage its growth, E-House’s loss of its competitive advantage due to its failure to maintain and improve its proprietary CRIC system and/or other reasons, E-House’s reliance on a concentrated number of real estate developers, and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:
In China
Michelle Yuan
Manager, Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-0770
E-mail: liyuan@ehousechina.com
Cathy Li
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6104
E-mail: cathy.li@ogilvy.com
In the U.S.
Thomas Smith
Ogilvy Financial, New York
Phone: +1 (212) 880-5269
Email: thomas.smith@ogilvypr.com

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	December 31,
	2007	2008
ASSETS
Current assets
Cash and cash equivalents	101,148	225,663
Restricted cash	3,091	23,931
Marketable securities.	—	8,096
Customer deposits	123,339	71,856
Unbilled accounts receivable, net	55,846	83,617
Accounts receivable, net	11,167	36,668
Properties held for sale	872	1,065
Prepaid expenses and other current assets	9,750	29,303
Amounts due from related parties	2,774	749

Total current assets	307,987	480,948
Property, plant and equipment, net Property, plant and equipment, net	6,502	9,622
Intangible assets, net	3,099	3,433
Investment in affiliates	—	5,062
Goodwill	2,549	7,458
Other non-current assets	9,416	13,408

Total assets	329,553	519,931

Current liabilities
Short-term borrowings	6,845	21,947
Accounts payable	1,557	1,492
Accrued payroll and welfare expenses	12,632	11,629
Income tax payable	17,880	19,807
Other tax payable	5,568	6,638
Amounts due to related parties	2,572	622
Deposit payables	—	39,212
Other current liabilities	7,456	9,572

Total current liabilities	54,510	110,919
Deferred tax liabilities	751	706
Other non-current liabilities	200	3,546

Total liabilities	55,461	115,171

Minority interest	2,919	3,691

Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Ordinary share ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 76,473,759 and 79,769,481 shares issued and outstanding, as of December 31, 2007 and 2008, respectively	76	80
Additional paid-in capital	209,907	301,812
Retained earnings	54,505	83,066
Accumulated other comprehensive income	6,685	16,111

Total shareholders’ equity	271,173	401,069

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	329,553	519,931

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2007	2008	2007	2008

Revenues:
Primary real estate agency services	41,543	20,202	100,541	90,492
Secondary real estate brokerage services	4,522	4,210	11,888	12,059
Real estate consulting and information services	4,286	13,170	8,587	49,816
Others	—	1,371	—	2,121

	50,351	38,953	121,016	154,488
Cost of revenues	(8,197)	(10,431)	(23,510)	(31,856)
Selling, general and administrative expenses	(16,360)	(22,009)	(45,546)	(77,014)

Income from operations	25,794	6,513	51,960	45,618

Interest expenses	(122)	(511)	(622)	(2,421)
Interest income	1,335	447	2,490	3,063
Other income, net	(325)	1,800	199	1,381
Investment income	—	405	—	405

Income before taxes, investment income from associates and minority interest	26,682	8,654	54,027	48,046
Income tax expense	(3,044)	(2,387)	(10,277)	(10,942)

Income before investment income from associates and minority interest	23,638	6,267	43,750	37,104
Income from investment in associates	—	140	—	154
Minority interest	(1,209)	(378)	(2,024)	88

Net income	22,429	6,029	41,726	37,346
Earnings per share:
Basic	0.29	0.07	0.62	0.46
Diluted	0.29	0.07	0.56	0.45
Shares used in computation:
Basic	76,378,613	81,964,501	60,386,083	81,818,972
Diluted	77,261,006	82,054,430	74,555,709	82,110,430
Notes

Note 1:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8346 on December 31, 2008 and USD1 = RMB6.8284 for the three months ended December 31, 2008.

E-HOUSE (CHINA) HOLDINGS LIMITED
SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2007	2008	2007	2008

Primary real estate agency service

Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	1,254	1,550	3,985	4,115
Total value of new properties sold (millions of $)	1,338	1,566	3,929	4,478